MSDH

500 Nickerson Road
Marlborough, MA
01752-4695

Phone 617.497.6222
Marlborough Software Development Holdings Inc.	Fax 617.868.0784

February 3, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attn: Maryse Mills-Apenteng, Special Counsel

          Patrick Gilmore, Accounting Branch Chief

          Gabriel Eckstein, Staff Attorney

          Barbara C. Jacobs, Assistant Director

Re: Marlborough Software Development Holdings Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 18, 2012

File No. 333-177915

Dear Ms. Mills-Apenteng:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 1, 2012 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) of Marlborough Software Development Holdings Inc. (the “Company” or “MSDH”), as well as our responses dated December 23, 2011 and January 18, 2012 to your prior comment letters dated December 8, 2011 and January 10, 2012, respectively. In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Registration Statement.

Risk Factors

We incur significant costs..., page 11

1.	We note your revision in response to prior comment 2; however, you disclose that you are required to include management’s annual report on internal control over financial reporting in your Form 10-K for the fiscal year ending December 31, 2012 rather than December 31, 2013. Please advise or revise.

Marlborough Software Development Holdings Inc.

February 3, 2012

Response:	We have updated this disclosure in Amendment No. 3 to the Registration Statement (the “Amendment”) to provide that we are required to include management’s annual report on internal control over financial reporting in our Form 10-K for the fiscal year ending December 31, 2013.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 28

2.	We note in your response to prior comment 6 that Bitstream is responsible for any cash payments made to options holders with Adjusted Bitstream Options with an exercise price less than the per share merger consideration. We further note that pro forma adjustment (A) indicates that Bitstream will provide all of its cash to MSDH less amounts withheld to pay liabilities accrued through the effective date. It seems that the payments made to certain Adjusted Bitstream Option holders would impact the amount included in adjustment (A). Please advise whether you plan to incorporate the payment by Bitstream to these option holders in your pro forma adjustment once the pricing is known and reflected in the registration statement.

Response:	We plan to incorporate this payment amount into our proforma adjustment (A) once the pricing is known. Further, we will clarify this impact to the proforma adjustment (A) in the Amendment by amending and restating tickmark (A) in its entirety as follows:

“(A) Adjustment to record the cash distributed to MSDH as part of the Separation under the terms of the Distribution Agreement. On or prior to the effective date of the Distribution, Bitstream will provide to MSDH all cash of Bitstream and its subsidiaries less amounts, if any, withheld by Bitstream to pay liabilities of Bitstream accrued through the effective date of the Distribution which are not included as liabilities in the calculation of adjustments to the merger consideration under the Merger Agreement, and less an amount of $ paid to certain Adjusted Bitstream Option holders, thereby reducing such merger consideration.”

Business

Mobile Browsing Technology, page 35

3.	Regarding your deletion in response to prior comment 7, disclosure of the number of BOLT installations appears in the last paragraph on page 2. Consistent with your prior response, please delete this reference or advise.

Response:	Consistent with our response to prior comment 7, we have deleted the reference to the number of BOLT downloads on page 2 of the Amendment to avoid confusion.

Marlborough Software Development Holdings Inc.

February 3, 2012

Liquidity and Capital Resources, page 54

4.	It is unclear based on your response to prior comment 9 why you now have cash to fund operating costs only until September 30, 2012. Please clearly state in your response why this date is now three months earlier and whether the cash that Bitstream plans to contribute has changed. You should note that you are required to disclose any trends in your liquidity. Refer to Regulation S-K Item 303(a)(1).

Response:	Bitstream’s plans to contribute cash to the Company have not changed. As noted in our response to prior comment 9, the September 30, 2012 date is three months later than the June 30, 2012 date referenced in the original Registration Statement filed on November 10, 2011. The Company’s liquidity and capital resources disclosure has consistently stated that the Company believes it has sufficient capital for at least the next 12 months measured from the most recent balance sheet included in the Registration Statement (originally June 30, 2011, and currently September 30, 2011).

Executive Compensation and Other Matters, page 64

5.	Please tell us why you did not include Mr. Kaminski in your tables in this section. In this regard, we note your disclosure in the last paragraph on page 71 and footnote (4) on page 72 indicating that he received compensation as your interim chief executive officer.

Response:	We have updated the executive compensation disclosure in the Amendment to identify Mr. Kaminski as a named executive officer and provided all required disclosure with respect to his compensation as required under Item 402 of Regulation S-K. In addition, we have also determined to identify Pinhas Romik, the Chief Executive Officer of the Company, as a named executive officer and have provided all required disclosure with respect to his compensation as required under Item 402 of Regulation S-K.

On behalf of the Company, the undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-497-6222 if you have any additional comments or questions concerning the Amendment No. 3 to Registration Statement on Form S-1.

Marlborough Software Development Holdings Inc.

February 3, 2012

Sincerely,

/s/ James P. Dore
James P. Dore
Executive Vice President and Chief Financial Officer
Marlborough Software Development Holdings, Inc.